Exhibit (a)(1)(E)

REMINDER OF DEADLINE

11:59 P.M. (Eastern Time) May 7, 2020

To All Employees Eligible to Participate in the Option and SAR Exchange Offer:

May 7, 2020, 11:59 p.m. Eastern Time, is the deadline for you to tender any of your eligible stock options under the Lions Gate Entertainment Corp. Offer to Exchange Certain Outstanding Stock Options and Share Appreciation Rights (the “Offer”).

If you need another copy of the Offer Circular or the Election Form relating to the Offer (or if you want to change an election you have previously filed and you need another copy of the Notice of Change of Election form), you should immediately contact the following:

Adrian Kuzycz

Executive Vice President and Associate General Counsel

e-mail: akuzycz@lionsgate.com

Scott Sweeney

Stock Plan Administrator

e-mail: ssweeney@lionsgate.com

Please be sure to allow at least five (5) business days for us to respond to your request.

You must submit your Election Form (or your Notice of Change of Election, if applicable) in accordance with the instructions contained in the Offer Circular and the Election Form. If you want to participate, we must actually receive your election by the deadline. We cannot accept late submissions, and therefore we urge you to respond immediately to avoid any last minute problems.

If you do not want to exchange any options in the Offer, please disregard this reminder. You don’t need to do anything.

This reminder is being distributed to all employees who are eligible (assuming they continue to satisfy the employment requirements described in the Offer Circular) to participate in the Offer. Therefore, you are receiving this notice even if you have previously filed your Election Form.